Exhibit 99.81

CONSENT OF JOHANNES (GERTJAN) BEKKERS

The undersigned hereby consents to (i) the use of and reference to their name; (ii) the use of sections 15, 16 (except 16.2.1, 16.3.2, 16.4.2, 16.4.3, 16.4.7), 21.1 (except 21.1.2, 21.1.3.4, 21.1.3.5), 21.2.1 (except 21.2.1.3), 21.2.2.1, 21.3.1, 21.3.2, 21.3.3, and those parts of the key points, summary, interpretations and conclusions, recommendations, and references to these sections of the technical report entitled “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico” with an effective date of March 16, 2022 (the “Technical Report”), and the information derived therefrom; and (iii) the scientific and technical information relating to the Company’s mineral reserve estimates and production guidance that was prepared by, or under the supervision of, or reviewed and approved by, the undersigned; in each case as it appears in the documents filed as exhibits to the Registration Statement on Form 40-F of Torex Resources Inc. (the “Form 40-F”), being filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and any amendments thereto.

Dated: November 5, 2026

By:	/s/ Johannes (Gertjan) Bekkers
Name: Johannes (Gertjan) Bekkers, P.Eng.